                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             HOMEOWNERS GROUP, INC.
                   =========================================
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
                   =========================================
                         (Title of Class of Securities)

                                   43739N107
                                 (CUSIP Number)

  D. Robert Crants                     Copy To: Elizabeth E. Moore
  DC Investment Partners LLC                    Stokes & Bartholomew, P.A.
  2220 Abbott Martin Road, Suite 201            424 Church Street, 28th Floor
  Nashville, Tennessee 37215                    Nashville, Tennessee 37219-2386

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 9, 1996
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following
box  [   ].

         Check the following box if a fee is being paid with the statement
[   ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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
   CUSIP NO. 43739N107                       13D                       Page 2 of 5 Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DC INVESTMENT PARTNERS OPPORTUNITY FUND, L.P. (62-1627912)
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a) [  ]

                                                                                        (b) [  ]
   3      SEC USE ONLY



   4      SOURCE OF FUNDS*

           Not Applicable

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                            [  ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee

                           7       SOLE VOTING POWER

    NUMBER OF                       340,000

                           8       SHARED VOTING POWER
     SHARES

                                    ---------
   BENEFICIALLY

    OWNED BY
                           9       SOLE DISPOSITIVE POWER
   EACH REPORTING
                                    340,000
     PERSON
                           10      SHARED DISPOSITIVE POWER
     WITH
                                    ---------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           340,000


  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           6.1 %

  14      TYPE OF REPORTING PERSON*


           PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                             HOMEOWNERS GROUP, INC.

                                  SCHEDULE 13D


Item 1.          Security and Issuer.

         This statement relates to the Common Stock (the "Common Stock"), of Homeowners Group, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 400 Sawgrass Corporate Parkway, Sunrise, Florida 33325-6235.

Item 2.          Identity and Background.

         This statement is filed by DC Investment Partners Opportunity Fund, L.P., a Tennessee limited partnership ("DC Investment L.P."). The principal business of DC Investment, L.P. is that of a private investment partnership. The principal business and principal office address of DC Investment L.P. is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The sole general partner of DC Investment, L.P., is DC Investment Partners LLC, a Tennessee limited liability company ("DC Partners"). The principal business of DC Partners is that of acting as general partner of DC Investment, L.P. and one other private investment partnership. DC Partners' principal business and principal office address is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The members of DC Partners are citizens of the United States and their respective principal business addresses and principal businesses or occupations are as follows:


                                                                 Business/
    Member                           Address                     Occupation
    ------                           -------                     ----------
D. Robert Crants              DC Investment Partners, LLC       Co-Manager,
                              2200 Abbott Martin Road             DC Partners
                              Suite 201
                              Nashville, TN 37215

Michael W. Devlin             DC Investment Partners, LLC       Co-Manager,
                              2200 Abbott Martin Road             DC Partners
                              Suite 201
                              Nashville, TN 37215

Lucius E. Burch               Massey Burch Investments          Chairman,
                              310 25th Avenue North               Massey Burch
                              Suite 103                           Investments, a
                              Nashville, TN 37203                 private investment
                                                                  company

Stephens Group, Inc.          111 Center Street                 private investment
                              Suite 2400                          company
                              Little Rock, Arkansas 72201

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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Item 3.          Source and Amount of Funds or other Consideration.

         The amount of the funds used in purchasing the securities reported as beneficially owned in Item 5 hereof was approximately $696,564. DC Investment L.P. obtained the funds for these transactions from its general operating funds. DC Partners, as the general partner of DC Investment, L.P., may be deemed to beneficially own the securities owned by DC Investment, L.P.

Item 4.          Purpose of Transaction.

         DC Investment L.P. purchased the Securities as an investment opportunity.

Item 5.          Interest in Securities of the Issuer.

         (a) DC Investment L.P. is the beneficial owner of 340,000 shares of Common Stock (approximately 6.1% of the shares of Common Stock of the Issuer).

         (b) DC Investment L.P. is the beneficial owner of all of the shares of Common Stock to which this Statement relates held in its name, and has sole power to vote and dispose of all such shares. DC Partners, as the general partner of DC Investment, L.P. may be deemed to beneficially own the securities owned by DC Investment, L.P.

         (c) None of the entities or persons named in Item 2 has elected any transactions in the Issuer's securities in the past 60 days.

         (d) No person other than DC Investment L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by DC Investment L.P.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

         None.

Item 7.          Material to be filed as Exhibits.

         None.





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                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  10/15/96                  DC INVESTMENT PARTNERS
                                 OPPORTUNITY FUND, L.P.


                                 By: DC Investment Partners LLC, General Partner

                                 By:  D. Robert Crants
                                     --------------------------------

                                 Title:  Manager
                                        -----------------------------